UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File No. 001-38145

AURYN RESOURCES INC.
(Translation of registrant's name into English)

Suite 600, 1199 West Hastings Street
Vancouver, British Columbia, V6E 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

EXPLANATORY NOTE

Auryn Resources Inc. (the “Company”) is submitting the "52-109F1R Certifications of Refiled Annual Filing" to its Form 6-K filed with the U.S. Securities and Exchange Commission on October 12, 2017 (the “Original Form 6-K”).  This Form 6-K/A corrects the original filing of the "52-109F1 Certifications of Refiled Annual Filing” as Exhibits 99.2 and 99.3 on October 12, 2017.  This Form 6-K/A supersedes and replaces the Original Form 6-K in its entirety.

SUBMITTED HEREWITH

Exhibits

99.1	Refiled audited financial statements and the notes thereto for the twelve months ended December 31, 2016, six months ended December 31, 2015 and twelve months ended June 30, 2015, together with the report of the auditors, dated March 28, 2017 and report of the predecessor auditor dated October 13, 2015.

99.2	52-109F1 [F] – Certification of refiled annual filing (CEO)

99.3	52-109F1 [F] – Certification of refiled annual filing (CFO)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURYN RESOURCES INC.

Date: October 12, 2017

/s/ Peter Rees
________________________________
Peter Rees
Chief Financial Officer